Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: October 15, 2021

Closing Bell– Interview with Kristen Scholer

Cheddar

October 15, 2021

Kristen Scholer: Welcome back to Cheddar News, everyone. Now to the mobile focused ticket platform, SeatGeek. The company announcing this week it is merging with RedBall Acquisition in a move to take SeatGeek public. Owner of the Utah Jazz Ryan Smith and NBA star Kevin Durant’s Thirty Five Ventures were part of the $100 million deal and the funding now values the company at more than $1.3 billion dollars. Well, joining me now is the CEO and co-founder of SeatGeek Jack Groetzinger to talk about the plans for the company and then all this news. Jack, thanks so much for coming on the show. Why was now the right time to execute this?

Jack Groetzinger: So, first of all, thanks for having me. Our industry is just going through a ton of momentum as we returned from COVID and SeatGeek itself was growing a lot coming into COVID. We were far and away the fastest grower at scale in our categories. We were growing at about 70%. Obviously COVID slowed things down, but we actually made the decision to invest and continue to hire, double down on the products that we would have, the ability to really exit the pandemic with a ton of tailwinds and this just further accelerates it. You know, we’re at a point where we really think the capital associated with this, having public equity will allow us to grow at really high rate while continuing to invest in our technology and build a company that really continues to reshape live entertainment.

Kristen Scholer: So a global ticketing platform, Jack explain to me what exactly, this merger will do for your company and what you offer.

Jack Groetzinger: Yeah. So, you know, at a high level, we got into this, we started SeatGeek because we’re huge believers in the power of live events. I think going to a game or show is this amazing life affirming way to spend your time. And yet the technology in this industry, the process of buying a ticket for fans, has historically been pretty frustrating. Full of hidden fees, opacity and kind of always worry you’re getting ripped off. So SeatGeek ultimately solves those problems. We build products that make the process of going to a lot of event, much, much easier. We have a consumer marketplace where fans can buy a ticket in a few taps on their phone. It’s vertically integrated back to enterprise software that we deliver to teams and venues to help them run their business.

And that vertical integration is really key to what makes SeatGeek special because historically in the industry to get a ticket in your pocket, you had to interact with a bunch of different parties that might have conflicting interests. With SeatGeek it gets consolidated makes it much easier for fans and ultimately that enables folks to just go to more stuff and have more fun.

Kristen Scholer: So Jack, I’m curious about NFTs, how you might be able to use them with what you’re trying to do here. We see that the sports world is embracing NFTs at a pretty rapid clip. Is that something that you’re looking to work with?

Jack Groetzinger: Yeah, we think it’s incredibly interesting. And a lot of what we’ve seen with the NFTs is people taking things that were collectibles in the real world and moving them to be collectibles on the internet. Which obviously tickets have historically been a thing that people collect. So we’re really working closely with our clients and our partners to figure out what they want and what fans want, so that we can make sure that what we’re building is not just following trends, but also is really delivering on what the industry needs.

Kristen Scholer: And in terms of major ticket sales, are there certain games, certain events, certain money makers for you on a regular basis?

Jack Groetzinger: Yeah, I mean, what’s interesting for me is kind of watching how the market is returning as the impact of COVID decreases a bit. And what we’ve seen is sports have recovered more quickly than music. And that’s just because it takes longer to organize a major music act. But what that means for 2022 is that there’s just going to be a bonanza of concerts as we talk to the promoters we work with, our clients, many of them have already booked twice historical records in terms of concerts for next year. So I think next year will be a epic year for live entertainment.

Kristen Scholer: And what do you, Ryan Smith, owner of Utah Jazz, and Kevin Durant, of course, the NBA star, bring to this deal?

Jack Groetzinger: When we put together the PIPE for this deal, we wanted to get as many smart people with sports and technology backgrounds as possible involved with SeatGeek. And with both Ryan and Kevin, I think these are folks who’ve obviously had tremendous amount of success and are each leaders. And as we look to grow, will be able to help us along in that journey.

Kristen Scholer: Any other deals to be had here in this space? I mean, I know it sounds like your company really does want to grow. Are you looking to acquire? Is RedBall Acquisition looking to acquire more companies that could be mutually beneficial?

Jack Groetzinger: Yeah. So, like I mentioned, we came into this with 70% annualized growth. As we come out of it, thanks to this deal, we’re going to be looking at both organic and inorganic growth. On the organic side, we’re going to keep doubling down on things that are already working really, really well. So for us, that’s been signing clients, growing our brand, investing in performance marketing, and most importantly building great technology. We are first and foremost a technology company. We want to continue to build the future of this industry by inventing things that will ultimately help people go to live event and have more fun.

Kristen Scholer: Now, how does this data of the pandemic impact of the course for your business?

Jack Groetzinger: Yeah, you know, obviously we’ve seen sort of the rules and regulations vary a bit geographically. There’s more and more at the moment vaccination restrictions in certain places. Our job as a technology company is really to enable our clients and fans to go to more events, no matter what the specific situation might be, where they live. So that means making it really clear to a fan you need to be vaccinated to attend this event and making sure they understand that when they buy the tickets, they can be prepared and not be surprised. Ultimately what’s most important to us is that everyone’s getting in safely.

Kristen Scholer: Getting in safely, I think safety is top focus for everyone, fans and teams alike across the board. Jack Groetzinger, CEO and Co-Founder of SeatGeek. Thanks for coming on the show. Congratulations.

**

Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall intends to file a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.